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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

VeriChip Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
92342V105
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 12, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92342V105	Page	2	of	8

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		866,111

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,355,556

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		866,111

WITH	10	SHARED DISPOSITIVE POWER

		5,355,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,221,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	53.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

2

CUSIP No.	92342V105	Page	3	of	8

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,355,556

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,355,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,355,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

3

CUSIP No. 92342V105	Page 4 of 8
Item 1. Security and Issuer
This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of VeriChip Corporation, a Delaware corporation (the “Issuer”), and is being filed by each of Scott R. Silverman and R & R Consulting Partners, LLC. The principal office of the Issuer is located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.
Item 2. Identity and Background
The name of the first reporting person is Scott R. Silverman. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 and his present principal occupation is chairman of the board of the Issuer and of IFTH Acquisition Corp. Mr. Silverman is a citizen of the United States of America.
The name of the second reporting person is R & R Consulting Partners, LLC, a Florida limited liability company (“R&R”). The business address for R&R is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445 and it is an investing and consulting business. R&R is organized under the law of the State of Florida. The only person controlling R&R is Mr. Silverman, whose identity and background information is included above.
Neither Mr. Silverman nor R&R has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On November 12, 2008, R&R acquired 5,355,556 Shares from Digital Angel Corporation, which represented Digital Angel Corporation’s entire interest in the Issuer. R&R paid, in consideration for the Shares acquired, $750,000 from working capital. Mr. Silverman is the managing member of R&R. Mr. Silverman acquired his remaining 866,111 Shares while serving as an officer and director of the Issuer.
Item 4. Purpose of Transaction
The information set forth in Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D, neither Mr. Silverman nor R&R has any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 92342V105	Page 5 of 8
Item 5. Interest in Securities of the Issuer
(a) Mr. Silverman beneficially owns 6,221,667 Shares, representing 53.0% of the outstanding Shares. R&R beneficially owns 5,355,556 Shares, representing 45.7% of the outstanding Shares.
(b) Mr. Silverman has sole voting and sole dispositive power over 866,111 Shares and shared voting and shared dispositive power over the 5,355,556 Shares directly held by R&R. R&R has neither sole voting nor sole dispositive power over any Shares, but has shared voting and shared dispositive power over the 5,355,556 Shares with Mr. Silverman. See Item 2 above for identity and background information regarding Mr. Silverman and R&R.
(c) On November 12, 2008, R&R acquired 5,355,556 Shares from Digital Angel Corporation, which represented Digital Angel Corporation’s entire interest in the Issuer. R&R paid, in consideration for the Shares acquired, $750,000, or approximately $0.14 per share, from working capital. No other transactions involving the securities of the Issuer were effected during the past 60 days by Mr. Silverman or R&R.
(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman and R&R.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Silverman and R&R, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Silverman and R&R and any other person, with respect to any securities of the Issuer.

CUSIP No. 92342V105	Page 6 of 8
Item 7. Material to be Filed as Exhibits
The following documents are filed as an exhibit to this Schedule 13D:
1. Securities Purchase Agreement, dated November 12, 2008, among Scott R. Silverman, R & R Consulting Partners, LLC and Digital Angel Corporation
2. Joint Filing Agreement, dated November 19, 2008, between Scott R. Silverman and R & R Consulting Partners, LLC

CUSIP No. 92342V105	Page 7 of 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 19, 2008
/s/ Scott R. Silverman
Name: Scott R. Silverman
R & R CONSULTING PARTNERS, LLC
By: /s/ Scott R. Silverman
Name: Scott R. Silverman
Title: Managing Member

CUSIP No. 92342V105	Page 8 of 8
EXHIBIT INDEX
1. Securities Purchase Agreement, dated November 12, 2008, among Scott R. Silverman, R & R Consulting Partners, LLC and Digital Angel Corporation
2. Joint Filing Agreement, dated November 19, 2008, between Scott R. Silverman and R & R Consulting Partners, LLC